United States securities and exchange commission logo





                             February 22, 2023

       Verender Badial
       Chief Financial Officer
       JATT Acquisition Corp
       c/o Maples Corporate Services Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed on February
17, 2023
                                                            File No. 333-267005

       Dear Verender Badial:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Form S-4

       License Agreements, page 244

   1. We note your disclosure relating to the Lilly License on page 245 of royalties ranging from mid-single to
low-double digit percentages. Please revise your disclosure to give investors a reasonable
idea of the amount of the royalty rates that does not exceed ten percentage points.
       Financial Statements , page F-1

   2. Please update the financial statements of Jatt Acquisition Corp and Zura Bio Limited to
                                                        December 31, 2022 in
accordance with Rule 3-12 of Regulation S-X or tell us the
                                                        reason(s) that you
believe you are not required to do so.
 Verender Badial
JATT Acquisition Corp
February 22, 2023
Page 2

       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameVerender Badial
                                                         Division of
Corporation Finance
Comapany NameJATT Acquisition Corp
                                                         Office of Life
Sciences
February 22, 2023 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName